Filed Pursuant to Rule 424(b)(2)
Registration No. 333-146824

Prospectus

PATRICK INDUSTRIES, INC.

Rights to Purchase up to 954,993 Shares in a Registered Offering of Common Stock

We are distributing, at no cost to all holders of our common stock (with the exception of Tontine Capital Partners, L.P. and its affiliate, Tontine Capital Overseas Master Fund, L.P. (collectively, “Tontine Capital”)), non-transferable subscription rights to purchase an aggregate of 954,993 shares of our common stock. You will receive one subscription right for every share of common stock owned on May 27, 2008, the record date. Each subscription right entitles you to purchase 0.2580693 of a share of common stock at the subscription price of $7.00 per whole share. We have registered 954,993 shares of common stock with the Securities and Exchange Commission (the “SEC”).

The subscription rights are exercisable beginning on the date of this prospectus and will expire if they are not exercised by 5:00 p.m., New York City time, on June 20, 2008 (the “expiration date”). We may extend the period for exercising rights in our sole discretion. If you wish to purchase shares, you should submit your subscription documents to the subscription agent, National City Bank, before that deadline or to your broker or bank at least 10 days before that deadline. Please see page 25 for further instructions for submitting subscriptions. All subscriptions will be held in escrow by the subscription agent through the expiration of the rights offering. You should carefully consider whether to exercise your subscription rights before expiration of the rights offering. Our board of directors has not made any recommendation regarding your exercise of the subscription rights. We reserve the right to cancel the rights offering at any time. The subscription rights may not be sold or transferred.

We will not issue fractional shares. If the number of subscription rights you receive would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share.

Concurrently with this registered rights offering, we are also distributing in a separate private placement with Tontine Capital subscription rights to purchase 895,007 shares of our common stock at the same $7.00 subscription price. Tontine Capital has agreed, pursuant to a Standby Purchase Agreement with us, dated March 10, 2008, as amended on April 8, 2008 (the “Standby Purchase Agreement”), and subject to certain conditions and limitations, to exercise its subscription rights and purchase in a private placement such 895,007 shares. The 954,993 shares of common stock to be offered in the registered rights offering and the 895,007 shares to be issued to Tontine Capital in the private placement upon the exercise of its subscription rights total 1,850,000 shares. The issuance of 895,007 shares to Tontine Capital represents its pro rata portion (as determined by percentage ownership of our outstanding common stock) of 1,850,000 shares. All references in this document to 1,850,000 shares being issued in the rights offering include those shares to be issued in the registered rights offering and in the private placement with Tontine Capital.

If any rights remain unexercised after the close of the registered rights offering, Tontine Capital also has agreed, pursuant to the Standby Purchase Agreement, and subject to certain conditions and limitations, to purchase in a private placement all of the shares of our common stock not subscribed for in the rights offering by our other shareholders at a price per share equal to the rights offering subscription price of $7.00 per whole share. We intend to amend the Form S-3 resale registration statement that was filed with the SEC on August 14, 2007 and declared effective on December 28, 2007, to register the additional shares purchased by Tontine Capital both upon exercise of their subscription rights and pursuant to the Standby Purchase Agreement. On May 28, 2008, Tontine Capital held approximately 48.4% of our outstanding common stock.

The issuance and sale of shares of common stock pursuant to the rights offering and the Standby Purchase Agreement and the transactions contemplated thereunder were approved by our shareholders at the Company’s adjourned annual meeting of shareholders held on May 22, 2008 (the “annual meeting”). The shares are being offered directly by us without the services of an underwriter or selling agent.

Our common stock is listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “PATK.” The subscription price of $7.00 per share is approximately 5.9% lower than the closing price of our common stock of $7.44 on May 28, 2008.

Investing in our common stock involves significant risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of certain risks you should consider before exercising your subscription rights.

	Price Per Share	Proceeds to Patrick Industries, Inc.

Offering Price to Shareholders	$7.00	$12,950,000 (1)

(1)	Before deduction of estimated expenses of $300,763, including accounting fees, legal fees, printing expenses and other miscellaneous expenses.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is June 2, 2008

No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Unless otherwise indicated or the context otherwise requires in this prospectus:
•	the terms “Patrick,” “we,” “us,” “our,” and the “Company” refer to Patrick Industries, Inc. and its subsidiaries;
•

all references to fiscal years, when used with respect to Patrick, refer to our fiscal years which end on December 31. For example, a reference to fiscal 2007 means the twelve month period that ended December 31, 2007; and

•	currency amounts are stated in United States dollars (“$,” “dollars,” or “U.S. $”).

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, the common stock of the Company, and our business.

Exercising the rights and investing in our common stock involves significant risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 12 of this prospectus and the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

What is the rights offering?

We are distributing at no cost to holders of our common stock as of 5:00 p.m., New York City time, on May 27, 2008, the “record date,” subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you own at the close of business on the record date. Each subscription right entitles a shareholder to purchase 0.2580693 of a share of common stock for the subscription price of $7.00 per whole share. Each right will be evidenced by a rights certificate.

How many shares may I purchase, if I exercise my rights?

We are distributing to you, as a shareholder of record on the record date, one subscription right for each share of our common stock you own at that time. Each right entitles you to purchase 0.2580693 of a share of common stock at the subscription price of $7.00 per whole share. For example, if you owned 1,000 shares of our common stock on the record date and you were granted one right for each share of our common stock you owned at that time, then you have the right to purchase 258 shares of common stock for $7.00 per share. You may exercise any number of whole subscription rights, or you may choose not to exercise any subscription rights.

If you hold your shares in the name of a broker, bank, or other nominee who uses the services of the Depository Trust Company, or “DTC,” then DTC will issue one right to the nominee for each share of our common stock you own at the record date. Each right can then be used to purchase 0.2580693 of a share of common stock for $7.00 per share. As in the example above, if you owned 1,000 shares of our common stock on the record date, you would have the right to purchase 258 shares of common stock for $7.00 per share.

We will not issue fractional shares. If the number of subscription rights you receive would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share. Any excess subscription payments received by the subscription agent will be refunded, without interest, as soon as practicable.

Why are we conducting the rights offering?

We are conducting the rights offering to raise equity capital in order to prepay the approximately $7.1 million in principal amount that remains outstanding of the $13,975,000 in original principal amount of the Company’s 9.5% Senior Subordinated Promissory Notes (the “Senior Notes”) owing to Tontine Capital that was provided by Tontine Capital to fund, in part, our acquisition of Adorn Holdings, Inc. in May 2007 (the “Adorn Acquisition”). We will use the net proceeds from the rights offering to prepay the Senior Notes in full, pay related accrued interest, and reduce borrowings under our senior secured credit facility. Under our senior secured credit facility, lenders will permit the Senior Notes to be prepaid only with the proceeds of new equity. The rights offering will strengthen our financial condition by allowing us to prepay our Senior Notes and reduce borrowings under our senior secured credit facility, thereby increasing our financial flexibility and cash flow. A rights offering also provides our shareholders the opportunity to participate in this transaction and thereby maintain their proportionate ownership interest in the Company, compared to the ownership dilution that could result if we pursued a different form of equity financing. On May 18, 2008, the interest rate on the Senior Notes increased to 13.5%. If we are obligated to pay the increased interest rate for an extended period of time, our financial condition may be adversely affected. If we are unable to complete the rights offering, we may be required to seek alternative sources of equity capital to prepay the Senior Notes, which may not be available on commercially reasonable terms, if at all.

What is the role of Tontine Capital in this offering?

In connection with the rights offering, we have entered into the Standby Purchase Agreement with Tontine Capital. Subject to the terms and conditions of the Standby Purchase Agreement, we are obligated to sell in a private placement, and Tontine Capital is obligated to purchase from us, (i) its pro rata portion of the shares offered in the rights offering, and (ii) any and all shares of our common stock issuable upon the exercise of any rights that remain unexercised by other shareholders at the closing of the rights offering subscription period. The price per share paid by Tontine Capital for such common stock will be equal to the $7.00 subscription price per share in the rights offering. We intend to amend the Form S-3 resale registration statement that was filed with the SEC on August 14, 2007, and declared effective on December 28, 2007, to register the additional shares purchased by Tontine Capital, both upon the exercise of their subscription rights in the rights offering and pursuant to the Standby Purchase Agreement. Tontine Capital did not receive any compensation for entering into the Standby Purchase Agreement.

On May 28, 2008, Tontine Capital owned approximately 48.4% of our common stock. If no shareholder other than Tontine Capital subscribes for shares offered in the rights offering and Tontine Capital purchases all unsubscribed shares pursuant to its obligations as set forth in the Standby Purchase Agreement, Tontine Capital’s ownership will be approximately 59% of our outstanding common stock after the rights offering. We have agreed to amend our Rights Agreement (as defined below) to permit Tontine Capital to acquire an unlimited amount of our outstanding common stock. For additional detail regarding our Rights Agreement, see the section of this prospectus entitled “Description of Capital Stock – Shareholder Rights Agreement” on page 31.

How was the subscription price of $7.00 per share determined?

Our board of directors determined the $7.00 per share subscription price after considering the likely cost of capital from other sources, negotiations with Tontine Capital as standby purchaser, historical and current trading prices for our common stock, and our desire to prepay the Senior Notes as soon as practicable following the increase in interest rate on May 18, 2008. The $7.00 per share price is equal to the price paid by Tontine Capital for the 1,125,000 shares issued to Tontine Capital in a private placement on March 12, 2008, the proceeds of which were used to prepay, in part, principal on the Senior Notes and to pay related accrued interest. The board also sought to provide an incentive to shareholders to participate in the rights offering by setting the subscription price below the market price at the time. On March 10, 2008, for example, when we executed the Standby Purchase Agreement with Tontine Capital, the $7.00 per share subscription price represented a 14.9% discount to the closing price of our common stock on that date of $8.23. Since that date, the closing price of our common stock has been as low as $6.25 per share on April 24, 2008. On May 28, 2008, the subscription price of $7.00 per share was approximately 5.9% lower than the $7.44 closing price of our common stock on that date. The subscription price does not necessarily bear any relationship to the book value of our assets, net worth, past operations, cash flows, profits and losses, financial condition or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the common stock to be offered in the rights offering.

Am I required to exercise all of the rights I receive in the rights offering?

No. You may exercise any number of your rights, or you may choose not to exercise any rights. If you do not exercise any rights, the number of shares of our common stock you own will not change. However, if you do not exercise any rights or fewer than all of your rights, your percentage ownership after the exercise of the rights by other shareholders will be diluted. The percentage ownership of shareholders who do not exercise any rights or fewer than all of their rights will be diluted, since shares are expected to be purchased by other shareholders in the rights offering and, subject to certain conditions and limitations, Tontine Capital will be required pursuant to the Standby Purchase Agreement to purchase any shares not subscribed for in the rights offering.

Am I required to exercise my rights, if I voted to approve the rights offering and Standby Purchase Agreement at the annual meeting?

No. If you voted to approve the rights offering at the annual meeting, you are not obligated to participate in the rights offering. You should make an independent investment decision about whether or not to exercise your rights.

How soon must I act to exercise my rights?

The rights may be exercised beginning on the effective date of this prospectus through the expiration date, which is June 20, 2008, at 5:00 p.m., New York City time, unless extended by us. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you or your broker or nominee at or before the expiration date, unless you are following the guaranteed delivery procedures. If you are following the guaranteed delivery procedures, the subscription agent must receive your Notice of Guaranteed Delivery at or before the expiration date and all required documents and payments by 5:00 p.m., New York City time, on the third business day after the expiration date. Your payment will be considered received by the subscription agent only upon clearance of any uncertified check deposited by the subscription agent; receipt by the subscription agent of any certified check, cashier’s check or bank draft drawn upon a U.S. bank, any express money order or any wire transfer; or receipt of collected funds in the subscription agent’s account as of 5:00 p.m., New York City time, on the expiration date, or if you are following the guaranteed delivery procedures, as of 5:00 p.m., New York City time, on the third business day after the expiration date. Although we have the option of extending the expiration date of the subscription period, we currently do not intend to do so.

When will I receive my subscription rights?

Promptly after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of our common stock as of 5:00 p.m., New York City time, on the record date, based on our shareholders registry maintained at the transfer agent for our common stock. If you hold your shares of common stock through a brokerage account, bank or other nominee, you will not receive an actual subscription rights certificate. Instead you will receive an election form sent by your broker, bank or other nominee. As described in this prospectus, you must complete this form to instruct your broker, bank or nominee whether or not to exercise rights on your behalf. If you wish to obtain a separate subscription rights certificate, you should promptly contact your broker, bank or other nominee and request a separate subscription rights certificate. It is not necessary to have a physical subscription rights certificate to elect to exercise your rights.

May I transfer my rights?

No. Should you choose not to exercise your subscription rights, you may not sell, give away or otherwise transfer your subscription rights.

Is there a minimum subscription to complete the rights offering?

No, there is no minimum subscription to complete the rights offering.

Can our board of directors cancel, amend or extend the rights offering?

Yes. Our board of directors may decide to cancel or terminate the rights offering at any time before the expiration of the rights offering and for any reason. If our board of directors cancels or terminates the rights offering, we will issue a press release notifying shareholders of the cancellation or termination, and any money received from subscribing shareholders will be returned, without interest or deduction, as soon as practicable.

We may amend the terms or extend the subscription period of the rights offering. If we amend the terms of the rights offering in a manner that we, in our sole discretion, deem material, we will issue a press release and mail notice to all shareholders, extend the expiration date by at least 10 days and give you the right to cancel your subscription. The period for exercising your subscription rights may be extended by our board of directors, although we do not presently intend to do so. The extension of the expiration date will not, in and of itself, be treated as a material amendment for these purposes.

Has our board of directors made a recommendation to our shareholders regarding the exercise of rights under the rights offering?

Our board of directors has not made any recommendation to shareholders regarding the exercise of rights under the rights offering. You should make an independent investment decision about whether or not to exercise your rights.

Shareholders who exercise rights risk investment loss on new money invested. As of May 28, 2008, the market price for our common stock was slightly higher than the subscription price of $7.00. The market price for our common stock fluctuates and may be higher or lower than the subscription price when you decide whether to participate in the rights offering. If you participate in the rights offering, we cannot assure that you will be able to sell those shares in the future at the same price or a higher price. If you do not exercise your rights, you will lose any value represented by your rights and your percentage ownership interest in our company will be diluted. For more information on the risks of participating in the rights offering, see the section of this prospectus entitled “Risk Factors” on page 12.

How do I exercise my rights? What forms and payment are required to purchase the shares of common stock?

If you wish to participate in the rights offering, you must take the following steps, unless your shares are held by a broker, bank or other nominee:

• deliver payment to the subscription agent using the methods outlined in this prospectus before 5:00 p.m., New York City time, on June 20, 2008, unless extended; and

• deliver a properly completed subscription rights certificate to the subscription agent before 5:00 p.m., New York City time, on June 20, 2008, unless extended.

Your payment will be considered received by the subscription agent only upon clearance of any uncertified check deposited by the subscription agent; receipt by the subscription agent of any certified check, cashier’s check or bank draft drawn upon a U.S. bank, any express money order or any wire transfer; or receipt of collected funds in the subscription agent’s account before 5:00 p.m., New York City time, on the expiration date.

If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery provisions described under “The Rights Offering - Guaranteed Delivery Procedures” on page 29.

If you send a payment that is insufficient to purchase the number of shares you subscribed for, or if the number of shares you wish to subscribe for is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of payment received, subject to the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your subscription rights (to the extent specified by you), the excess will be refunded to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

What should I do, if I want to participate in the rights offering, but my shares are held in the name of my broker, bank or other nominee?

If you hold your shares of our common stock in the name of a broker, bank or other nominee, then your broker, bank or other nominee is the record holder of the shares you own. The record holder must exercise the rights on your behalf for the shares of common stock you wish to purchase.

If you wish to participate in the rights offering and purchase shares of common stock, please promptly contact the record holder of your shares. We will ask your broker, bank or other nominee to notify you of the rights offering and to send to you an election form for exercising your rights. You should receive this form from your record holder with the other rights offering materials.

When will I receive my new shares?

If you purchase shares of our common stock in the rights offering, you will receive your new shares as soon as practicable after the closing of the rights offering.

After I send in my payment and rights certificate, may I change or cancel my exercise of rights?

No. Unless we give you a right of cancellation as a result of a material (as determined by us in our sole discretion) change to the terms of the rights offering, all exercises of rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your rights. You should not exercise your rights, unless you are certain that you wish to purchase additional shares of our common stock at a price of $7.00 per share.

How much money will the Company receive from the rights offering?

If we sell all 1,850,000 shares being offered in the rights offering, we will receive proceeds of $12,950,000 before deducting the related offering expenses. While we are offering shares in the rights offering with no minimum purchase requirement, Tontine Capital has, subject to certain conditions and limitations, agreed to purchase all of the shares of our common stock not subscribed for in the rights offering by other shareholders at a price per share equal to the rights offering subscription price. Accordingly, even if Tontine Capital is the only participant in the rights offering, we expect to receive proceeds from the rights offering of $12,950,000.

See the sections of this prospectus entitled “Use of Proceeds” and “The Rights Offering — Standby Purchase Agreement” on pages 19 and 23, respectively.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves significant risk. Exercising your subscription rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. You should carefully read the section entitled “Risk Factors” beginning on page 12 of this prospectus and the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

How many shares of common stock will be outstanding after the rights offering?

On May 28, 2008, there were 7,168,618 shares of common stock issued and outstanding. Based upon the 1,850,000 shares to be issued pursuant to the rights offering, we would have 9,018,618 shares of common stock outstanding after the closing of the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, we will instruct the subscription agent to return your payment in full. If you own shares in “street name,” it may take longer for you to receive payment, because the subscription agent will send payments through the record holder of your shares. You will not be credited interest on any payments refunded to you in the rights offering.

Will the rights be listed on a stock exchange or national market?

The rights may not be sold, transferred or assigned and will not be listed on Nasdaq or any other stock exchange or national market. Our common stock will continue to trade on Nasdaq under the symbol “PATK,” and the shares to be issued to you in connection with the rights offering will be eligible for trading on Nasdaq.

What fees or charges apply, if I purchase shares of common stock?

We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise your rights. If you exercise your rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you.

What are the U.S. federal income tax consequences of exercising rights?

A holder should not recognize income or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to the particular consequences to you of the rights offering. For a more detailed discussion, see “U.S. Federal Income Tax Considerations” on page 34.

To whom should I send my forms and payment?

If your shares are held in the name of a broker, bank or other nominee, then you should follow the instructions you receive from that record holder with regard to exercising your subscription rights. If you are the record holder, you should deliver your rights certificate, payment of the subscription price (unless you decide to wire your payment) and any notices of guaranteed delivery to National City Bank, which is acting as our subscription agent, by first-class mail to:

National City Bank

c/o The Colbent Corp.

P.O. Box 859208

Braintree, MA 02185-9208

or by hand, express mail, or overnight courier to:

National City Bank

c/o The Colbent Corp.

161 Bay State Drive

Braintree, MA 02184

Your delivery to an address other than the addresses set forth above will not constitute valid delivery.

Payment of the subscription price by wire transfer may be made as provided under “The Rights Offering - Method of Payment of Subscription Price” on page 26.

You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate, and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and any documents incorporated by reference carefully.

Exercising the rights and investing in our common stock involves significant risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 12 of this prospectus and the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007, and all other information included or incorporated by reference in this prospectus in its entirety before you decide whether to exercise your rights.

Our Business

Patrick Industries, Inc., which was founded in 1959 and incorporated in 1961, is a leading manufacturer and supplier of building products and materials to the manufactured housing and recreational vehicle industries. In addition, we are a supplier to certain other industrial markets, such as kitchen cabinet, furniture manufacturing, office furniture, commercial fixtures and furnishings, marine, architectural, and the automotive aftermarket. We manufacture a variety of products including decorative vinyl and paper panels, wrapped mouldings, stiles and battens, hardwood, foil and membrane pressed cabinet doors, drawer sides, slotwall and slotwall components, components for electronic desks, countertops, aluminum extrusions, and printed decorative vinyl and paper. We are also an independent wholesale distributor of pre-finished wall and ceiling panels, drywall and drywall finishing products, Beauflor resilient flooring and other flooring products, particleboard, vinyl and cement siding, interior passage doors, roofing products, high pressure laminates, decorative mirrors and glass, insulation, and other related products.

We have a nationwide network of manufacturing and distribution centers for our products, thereby reducing in-transit delivery time and cost to the regional manufacturing plants of our customers. We believe that we are one of the few suppliers to the manufactured housing and recreational vehicle industries that has such a nationwide network. We maintain six manufacturing plants and a distribution facility near our principal offices in Elkhart, Indiana, and operate eleven other warehouse and distribution centers and ten other manufacturing plants in thirteen other states.

In January 2007, we acquired the net assets of American Hardwoods, Inc., a distributor of hardwood products to the commercial and industrial markets located in Phoenix, Arizona. American Hardwoods supplies industrial wood products, including hardwood plywood, hardwood lumber, thermo-fused melamine and particleboard to the kitchen cabinet, office furniture, commercial fixture, home furniture, and garage cabinet industries. American Hardwoods also supplies roll lamination products which directly complement our current lamination product lines.

In May 2007, we acquired all of the outstanding capital stock of Adorn Holdings, Inc., an Elkhart Indiana based manufacturer and supplier of laminated wall paneling, cabinet doors, printed decorative vinyl and papers, slotwall and slotwall components, and other interior components to the recreational vehicle, manufactured housing, and other industrial markets.

For a more comprehensive overview of our business strategy, we refer you to Item 1 of our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2007, which is hereby incorporated by reference.

Summary of the Rights Offering

Subscription Right

If you are a holder of record of our common stock at the close of business on May 27, 2008, we are distributing to you, at no cost, one non-transferable subscription right to purchase 0.2580693 of a share of our common stock for every share of common stock you own.

Subscription Price	$7.00 per share in cash.

Market Price	On May 28, 2008, the last reported sale price of our common stock on Nasdaq was $7.44 per share.

Common Stock Outstanding after Rights Offering

Assuming all rights are exercised, an aggregate of approximately 1,850,000 shares will be sold. When these shares are added to the 7,168,618 shares of common stock outstanding on May 28, 2008, we would have a total of 9,018,618 shares of common stock outstanding after the rights offering.

Non-Transferability of Rights	The rights may be exercised only by the persons to whom they are granted and may not be sold, given away or otherwise transferred.

Record Date	May 27, 2008.

Expiration Time	5:00 p.m., New York City time, on June 20, 2008, unless extended by us.

Standby Commitment

Pursuant to a Standby Purchase Agreement, Tontine Capital has agreed to purchase in a private placement (i) its pro rata portion of the shares offered in the rights offering and (ii) any and all of the shares not subscribed for by other shareholders in the rights offering at the $7.00 per share rights offering subscription price. On May 28, 2008, Tontine Capital held approximately 48.4% of our outstanding common stock and, collectively, is our largest shareholder.

Revocation	YOU MAY NOT REVOKE AN EXERCISE OF RIGHTS, UNLESS WE AMEND THE TERMS OF THE OFFERING IN A MANNER WE DEEM, IN OUR SOLE DISCRETION, TO BE MATERIAL.

Procedure for Exercising Rights

If you are the record holder, you may exercise your rights by properly completing and signing your rights certificate. You must deliver your rights certificate to National City Bank, which is acting as the subscription agent for the rights offering. The subscription agent will not accept a facsimile transmission of your completed rights certificate. This delivery must be accompanied by full payment of the subscription price for each share you wish to purchase. If you send your rights certificate by mail, we recommend that you send it by registered mail, properly insured, with return receipt requested. Your payment will be considered received by the subscription agent only upon clearance of any uncertified check deposited by the subscription agent; receipt by the subscription agent of any certified check, cashier’s check or bank draft drawn upon a U.S. bank, any express money order or any wire transfer; or receipt of collected funds in the subscription agent’s account before 5:00 p.m., New York City time, on the expiration date.

See “The Rights Offering - Method of Subscription - Exercise of Rights.”

Exercise by Beneficial Holders

If you hold shares of our common stock through a broker, bank or other nominee, you will need to have your broker, bank or other nominee act for you if you wish to exercise your rights. We will ask your broker, bank or other nominee to notify you of the rights offering and to send to you an election form for exercising your rights. You should receive this form from your record holder with the other rights offering materials. See “The Rights Offering - Beneficial Owners.”

Issuance of Common Stock

We will deliver to you certificates representing common stock purchased upon exercise of your subscription rights as soon as practicable after the expiration date. We have the discretion to delay distribution of any shares you may elect to purchase by exercise of rights if necessary to comply with securities laws. No interest will be paid to you on the funds you deposit with the subscription agent.

Use of Proceeds

The proceeds from the sale of the common stock offered in the rights offering, before payment of fees and expenses, are anticipated to be $12,950,000. We intend to use the proceeds from the rights offering to prepay in full the remaining approximately $7.1 million in principal amount of Senior Notes issued to Tontine Capital to finance, in part, the Adorn Acquisition, pay related accrued interest, and reduce borrowings under our senior secured credit facility.

No Board Recommendation	Our board of directors has not made any recommendation as to whether you should exercise your rights. You should make those decisions based upon your own assessment of your best interests.

Risk Factors	An investment in our common stock involves significant risks. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

U.S. Federal Income Tax Consequences of Rights Offering

You should not recognize any gain or other income or loss for U.S. federal income tax purposes upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the rights in light of your particular circumstances.

Subscription Agent	National City Bank

Amendment, Extension or Termination of Rights Offering

We reserve the right, in our discretion, to (a) amend or modify the terms of the rights offering; (b) extend the expiration time to a later date; and (c) terminate the rights offering at any time for any reason. If we amend the terms of the rights offering in a manner we deem, in our sole discretion, to be material, we will issue a press release and mail notice to all shareholders, extend the expiration date by at least 10 days, and give you the right to cancel your subscription.

Fees and Expenses	We will pay all fees and expenses relating to the rights offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The terms “may,” “should,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “objective,” “plan,” “project” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic conditions, variation in demand from customers, the impact on the economy of terrorist attacks and other geopolitical activity, continued market acceptance of the Company’s new product introductions, the successful integration of business unit acquisitions and related restructuring, operating margin risk due to competitive pricing and operating efficiencies, supply chain risk, material or labor cost increases, foreign currency fluctuations, interest rate risk, and other factors that may be referred to or noted in the Company’s reports filed with the SEC from time to time.

RISK FACTORS

In addition to the other information in this prospectus, including the matters addressed in “Cautionary Note Regarding Forward-Looking Information,” you should consider the matters described below before deciding whether to invest in our common stock.

Risks Related to This Offering.

The subscription price in the rights offering is not an indication of the fair value of our common stock.

The subscription price in the rights offering of $7.00 per share was set by our board. In determining the subscription price, our board considered a number of factors, including negotiations with Tontine Capital; our need for capital; our business prospects; the historical and current market price of our common stock; general conditions in the securities market; our operating history; and the liquidity of our common stock. $7.00 per share is also the price paid by Tontine Capital on March 12, 2008 for 1,125,000 shares of our common stock. The board also sought to provide an incentive to shareholders to participate in the rights offering by setting the subscription price below the market price at the time. On March 10, 2008, for example, when we executed the Standby Purchase Agreement with Tontine Capital, the $7.00 per share subscription price represented a 14.9% discount to the closing price of our common stock on that date of $8.23. Since that date, the closing price of our common stock has been as low as $6.25 per share on April 24, 2008. On May 28, 2008, the subscription price of $7.00 per share was approximately 5.9% lower than the $7.44 closing price of our common stock on that date. The subscription price does not necessarily bear any relationship to the book value of our assets, net worth, past operations, cash flows, profits and losses, financial condition or any other established criteria for fair value. You should not consider the subscription price as an indication of the fair value of our common stock. After the date of this prospectus, our common stock may trade at prices above or below the subscription price. We cannot assure you that you will be able to sell common stock purchased in this offering at a price equal to or greater than the subscription price.

The rights offering may cause the price of our common stock to decline immediately, and this decline may continue.

The number of shares of common stock we will issue if the rights offering is completed may result in an immediate decrease in the market value of our common stock. This decrease may continue after the completion of this offering.

You may suffer dilution of your percentage ownership of our common stock.

If you do not exercise your subscription rights in full, your proportionate voting and ownership interest will be diluted. For example, if you own 10,000 shares of common stock before this offering, or approximately 0.14% of our outstanding common stock, and you do not exercise any of your subscription rights while all other subscription rights are exercised by other shareholders, your percentage ownership would be reduced to approximately 0.11%. The magnitude of the reduction of your percentage ownership will depend upon the extent to which you exercise your subscription rights.

Shareholders who exercise rights risk investment loss on new money invested.

The market price for our common stock fluctuates and may be higher or lower than the subscription price when you decide whether to participate in the rights offering. If you participate in the rights offering, we cannot assure that you will be able to sell those shares in the future at the same price or a higher price.

If the rights offering is consummated, our common stock ownership will likely be further concentrated in the hands of Tontine Capital and, under certain circumstances, Tontine Capital may hold a majority of our outstanding common stock.

In connection with the rights offering, we entered into the Standby Purchase Agreement with Tontine Capital, pursuant to which Tontine Capital is obligated to purchase (i) its pro rata portion of the shares offered in the rights offering and (ii) any and all shares issuable upon the exercise of rights that remain unexercised by other shareholders at the closing of the rights offering subscription period. To the extent that holders of our common stock do not exercise their rights, Tontine Capital, as the standby purchaser, will increase its substantial ownership interest in the Company. For example, on May 28, 2008, Tontine Capital owned approximately 48.4% of our outstanding common stock. If no shareholder other than Tontine Capital subscribes for shares in the rights offering and Tontine Capital purchases all unsubscribed shares pursuant to its obligations under the Standby Purchase Agreement, Tontine Capital’s ownership percentage will increase to approximately 59% of our outstanding common stock. If Tontine Capital acquires approximately 146,200 unsubscribed for shares pursuant to its obligations under the Standby Purchase Agreement, Tontine Capital would own a majority of our outstanding capital stock after the rights offering. If Tontine Capital holds a majority of our outstanding common stock, Tontine Capital would have the ability to control the election of our board of directors and the approval of other matters presented for consideration by the shareholders, which could include mergers, acquisitions, amendments to our charter, and various corporate governance actions.

If Tontine Capital owns more than a majority of our outstanding common stock, the Company would become a “controlled company” and would be exempt from certain Nasdaq independence requirements. Specifically, the Company would not need to have a board consisting of a majority of independent directors and would not need to have independent compensation or nominating committees.

Once you exercise your subscription rights, you may not revoke the exercise even if there is a decline in the price of our common stock or if we decide to extend the expiration date of the subscription period, unless we amend the terms of the rights offering in a manner that we, in our sole discretion, deem material.

You may not revoke an exercise of rights, unless we amend the terms of the offering in a manner we deem, in our sole discretion, to be material. The market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, as well as general economic and market conditions, such as recessions. We cannot assure you that the public trading market price of our common stock will not decline after you elect to exercise your rights. If that occurs, you may have committed to buy shares of common stock in the rights offering at a price greater than the prevailing market price, and could have an immediate unrealized loss.

Moreover, we cannot assure you that following the exercise of your rights you will be able to sell your common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you will not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after expiration of the rights offering.

You need to act promptly and follow subscription instructions, otherwise your subscription may be rejected.

Shareholders who desire to purchase common stock in this offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the 5:00 p.m., New York City time, on the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the subscription agent may reject your subscription or accept it to the extent of the payment received. In addition, if you hold shares of our common stock through a broker, bank or other nominee, we will ask your broker, bank or other nominee to notify you of the rights offering and to send to you an election form for exercising your rights. You should receive this form from your record holder. Neither we nor our subscription agent undertakes to contact you or your broker, bank or other nominee concerning an incomplete or incorrect subscription form or payment, nor do we have an obligation to attempt to correct such problems. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

Neither we, nor the subscription agent, will have any obligation to you, if this offering is canceled, other than to refund your subscription payments, without interest.

Neither we, nor the subscription agent, will have any obligation to you if this offering is canceled, other than to refund your subscription payments, without interest.

Risks Relating to Our Business.

The manufactured housing and recreational vehicle industries are highly competitive, and some of our competitors may have greater resources than we do.

We operate in a highly competitive business environment and our sales could be negatively impacted by our inability to maintain or increase prices, changes in geographic or product mix, or the decision of our customers to purchase competitive products instead of our products. We compete not only with other suppliers to the manufactured housing and recreational vehicle producers, but also suppliers to traditional site-built homebuilders and suppliers of cabinetry and flooring. Sales could also be affected by pricing, purchasing, financing, operational, advertising, promotional, or other decisions made by purchasers of our products.

Seasonality and cyclical economic conditions affect the markets the Company serves.

The manufactured housing and recreational vehicle markets are cyclical and dependent upon various factors, including interest rates, access to financing, inventory and production levels. Economic and demographic factors can cause substantial fluctuations in production, which in turn impact sales and operating results. Demand for recreational vehicles and manufactured housing generally declines during the winter season. Our sales levels and operating results could be negatively impacted by changes in any of these items.

The cyclical nature of the domestic housing market has caused our sales and operating results to fluctuate. These fluctuations may continue in the future, which could result in operating losses during downturns.

The U.S. housing industry is highly cyclical and is influenced by many national and regional economic and demographic factors, including:

•	terms and availability of financing for homebuyers and retailers;
•	consumer confidence;
•	interest rates;
•	population and employment trends;
•	income levels;

•	housing demand; and
•	general economic conditions, including inflation, and recessions.

The manufactured housing and recreational vehicle industries and the industrial markets are affected by the fluctuations in the residential housing market. As a result of the foregoing factors, our sales and operating results fluctuate, and we expect that they will continue to fluctuate in the future. Moreover, we may experience operating losses during cyclical and seasonal downturns in the residential housing market.

The current downturn in the residential housing market has had an adverse impact on our operations.

In 2007, the residential housing market experienced overall declines and credit concerns that are expected to continue through 2008 and potentially into 2009. Approximately 80 to 85% of our industrial revenue is directly or indirectly influenced by conditions in the residential housing market. The decline in demand for residential housing and the tightening of consumer credit have lowered demand for our industrial products and have had an adverse impact on our operations as a whole. In addition, the impact of the housing downturn on consumer confidence, discretionary spending, and general economic conditions has decreased demand for our products sold to the manufactured housing and recreational vehicle industries. Our results for the year ended December 31, 2007, include a net loss of $5.8 million, including $2.4 million in restructuring charges, on net sales of $435.2 million. The current downturn in the residential housing market may continue to adversely impact our operations in 2008.

The terms of our Credit Agreement contain various financial performance and other covenants with which we must remain in compliance. If we do not remain in compliance with these covenants, our Credit Agreement could be terminated and the amounts outstanding thereunder could become immediately due and payable.

The terms of our Credit Agreement contain financial and non-financial covenants that place restrictions on us and our subsidiaries. The terms of this agreement include covenants that allow for a maximum leverage limit and require minimum levels of fixed charge coverage and net worth that, to varying degrees, restrict our ability to:

•	make capital investments;
•	engage in new lines of business;
•	incur indebtedness, contingent liabilities, guarantees, and liens;
•	pay dividends;
•	repurchase common stock;
•	repay subordinated debt;
•	enter into sale and leaseback transactions; and
•	acquire other companies.

If we fail to comply with any of these covenants, the lenders could cause our debt to become due and payable prior to maturity, or it could result in our having to refinance the related indebtedness under unfavorable terms. If our debt were accelerated, our assets might not be sufficient to repay our debt in full. On December 31, 2007, we were in violation of the leverage covenant in our Credit Agreement. We operated under a waiver of this violation until March 19, 2008, at which time the Credit Agreement was amended.

If we do not complete the rights offering to prepay the Senior Notes, reduce borrowings under our credit facility and increase our net worth, we will be at greater risk of violating the covenants of our Credit Agreement.

Increased cost and limited availability of raw materials may have a material adverse effect on our business and results of operations.

Prices of certain materials, including gypsum, lauan, particleboard, MDF, aluminum and other products, can be volatile and change dramatically with changes in supply and demand. Certain products are purchased from overseas and are dependent upon vessel shipping schedules and port availability. Further, certain of our commodity product suppliers often operate at or near capacity, resulting in some products having the potential of being put on allocation. Our sales levels and operating results could be negatively impacted by changes in any of these items.

The ability to attract and retain qualified executive officers and key personnel may adversely affect our operations.

The loss of any of our executive officers or other key personnel could reduce our ability to manage our business and strategic plan in the short term and could cause our sales and operating results to decline.

Our ability to integrate acquired businesses may adversely affect operations.

As part of our business and strategic plan, we continue to look for strategic acquisitions to provide shareholder value. In 2007, we acquired American Hardwoods, Inc. and Adorn Holdings, Inc. These acquisitions, and any future acquisitions, require the effective integration of an existing business and its administrative, financial, sales and marketing, and manufacturing and other functions to maximize synergies. These acquisitions involve a number of risks that may affect our financial performance, including increased leverage, diversion of management resources, assumption of liabilities of the acquired businesses, and possible corporate culture conflicts. If we are unable to successfully integrate these acquisitions, we may not realize the benefits identified in our due diligence process, and our financial results may be negatively impacted. Additionally, significant unexpected liabilities could arise from these acquisitions.

Increased levels of indebtedness may harm our financial condition and results of operations.

Pursuant to our Credit Agreement, we established a five-year senior secured credit facility (the “senior secured credit facility”) comprised of a five-year $35,000,000 revolving line of credit and a $75,000,000 term loan. In addition, in May 2007 we issued the Senior Notes payable to Tontine Capital of which approximately $7.1 million in principal amount remains outstanding, which, after May 18, 2008, began to accrue interest at a rate of 13.5%. Borrowings under our credit facility and the proceeds from the issuance of the Senior Notes were used to finance the Adorn Acquisition, to provide liquidity for the working capital needs of the combined companies and to repay borrowings under our previous credit facility. Our increased indebtedness as a result of the Adorn Acquisition, as well as our greater need for working capital may harm our financial condition and negatively impact our results of operations. The increase in our level of indebtedness could have consequences on our future operations, including (i) making it more difficult for us to meet our payments on other outstanding debt; (ii) an event of default, if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable; (iii) reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes; (iv) limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business and the industry in which we operate; and (v) placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Increased levels of inventory may adversely affect our profitability.

Our customers generally do not maintain long-term supply contracts and, therefore, we must bear the risk of advance estimation of customer orders. We maintain a substantial inventory to support these customers’ needs. Changes in demand, market conditions or product specifications could result in material obsolescence and a lack of alternative markets for certain of our customer specific products and could negatively impact operating results.

We have a significant amount of goodwill, amortizable intangible assets, deferred tax assets and property, plant and equipment which are subject to periodic review and testing for impairment.

A significant portion of our total assets at December 31, 2007 were comprised of goodwill, amortizable intangible assets, deferred tax assets and property, plant and equipment. Under generally accepted accounting principles, each of these assets is subject to periodic review and testing to determine whether the asset is recoverable or realizable. These tests require projections of future cash flows and estimates of fair value of the assets. Unfavorable trends in the industries in which we operate or in our operations can affect these projections and estimates. Significant impairment charges, although not affecting cash flow, could have a material effect on our operating results and financial position.

A variety of factors could influence fluctuations in the market price for our common stock.

The market price of our common stock could fluctuate in the future in response to a number of factors, including those discussed below. The market price of our common stock has in the past fluctuated and is likely to continue to fluctuate. Some of the factors that may cause the price of our common stock to fluctuate include:

•	variations in our and our competitors’ operating results;
•	historically low trading volume;
•	high concentration of shares held by institutional investors and in particular Tontine Capital;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	the gain or loss of significant customers;
•	additions or departure of key personnel;
•	events affecting other companies that the market deems comparable to us;
•	general conditions in industries in which we operate;
•	general conditions in the United States and abroad;
•	the presence or absence of short selling of our common stock;
•	future sales of our common stock or debt securities; and
•	announcements by us or our competitors of technological improvements or new products.

Fluctuations in the stock market may have an adverse effect upon the price of our common stock.

The stock markets in general have experienced substantial price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the trading price of our common stock.

Ownership of a significant portion of our common stock is concentrated in the hands of a few holders.

On May 28, 2008, we had 7,168,618 shares of common stock outstanding. We cannot predict the effect, if any, that future sales of shares of common stock, including the common stock offered pursuant to this prospectus, the common stock issuable upon the exercise of options, or the availability of shares of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

On May 28, 2008, Tontine Capital owned 3,468,089 shares of common stock or approximately 48.4% of our total common stock outstanding. Pursuant to the Standby Purchase Agreement, Tontine Capital has agreed that, upon the expiration of the rights offering, it will purchase in a private placement (i) its pro rata portion of the shares offered in the rights offering, and (ii) any and all shares not subscribed for by other shareholders in the rights offering at the proposed $7.00 per share subscription price. As a result, Tontine Capital may further increase its percentage ownership. In addition, based on filings made with the SEC, we are aware of 3 other institutions that each hold in excess of 5% of our outstanding common stock. We are not able to predict whether or when Tontine Capital or the other institutions will sell substantial amounts of our common stock. Sales of our common stock by these institutions could adversely affect prevailing market prices for our common stock.

We could be influenced by Tontine Capital, whose interests may not be aligned with the interests of our other shareholders.

On May 28, 2008, Tontine Capital held approximately 48.4% of our outstanding common stock. Pursuant to the Standby Purchase Agreement, Tontine Capital is acting as the standby purchaser of any and all shares not subscribed for by other shareholders in this rights offering and, as a result, may further increase its percentage ownership. As a result of its substantial ownership interest, Tontine Capital may be able to influence all matters requiring shareholder approval, including the election of our directors, the adoption of amendments to our Articles of Incorporation, the approval of mergers and sales of all or substantially all of our assets, decisions affecting our capital structure and other significant corporate transactions. In addition, pursuant to a Securities Purchase Agreement, dated April 10, 2007, Tontine Capital currently has the right to appoint two directors to our board of directors. We acknowledged and affirmed Tontine Capital’s rights with respect to Board nominees in the Securities Purchase Agreement we entered into with Tontine Capital in connection with the March 2008 private placement. The interests of Tontine Capital may not in all cases be aligned with the interests of our other shareholders. The influence of Tontine Capital may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our shareholders to approve transactions that they may deem to be in their best interests. In addition, Tontine Capital and its affiliates are in the business of investing in companies and may, from time to time, invest in companies that compete directly or indirectly with us. Tontine Capital and its affiliates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Certain provisions in our Articles of Incorporation and By-laws may delay, defer or prevent a change in control that our shareholders each might consider to be in their best interest.

Our Articles of Incorporation and By-laws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making them unacceptably expensive to the raider, and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover.

On March 21, 2006, our board adopted a Rights Agreement with National City Bank as our rights agent (the “Rights Agreement”). The Rights Agreement permits under certain circumstances each holder of common stock, other than potential acquirors, to purchase one one-hundredth of a share of a newly created series of our preferred stock at a purchase price of $30 or to acquire additional shares of our common stock at 50% of the current market price. The rights are not exercisable or transferable until a person or group acquires 20% or more of our outstanding common stock, except with respect to Tontine Capital and its affiliates and associates, who are exempt from the provisions of the Rights Agreement pursuant to an amendment signed on March 12, 2008.

Insurance Coverages and Terms and Conditions.

We negotiate our insurance contracts annually for property, casualty, workers compensation, general liability, health insurance, and directors and officers liability coverage. Due to conditions within these insurance markets and other factors beyond our control, future coverage limits, terms and conditions and the amount of the related premiums could have a negative impact on our operating results. While we continually measure the risk/reward of policy limits and coverage, the lack of coverage in certain circumstances could result in potential uninsured losses.

USE OF PROCEEDS

If all the rights are exercised, we will receive aggregate proceeds of $12,950,000 before payment of expenses of the rights offering.  We will use the net proceeds from the rights offering to (i) prepay the approximately $7.1 million remaining principal balance currently outstanding of the $13,975,000 in original principal under the Senior Notes payable to Tontine Capital, (ii) pay related accrued interest, and (iii) reduce borrowings under our senior secured credit facility.

The interest rate on the Senior Notes was 9.5% per annum until May 18, 2008, at which point the interest rate increased to 13.5% per annum. At the Company’s option, interest on the notes may be paid in cash or in kind. Interest on the notes is payable semi-annually on June 30 and December 31 of each year, with any interest paid in kind and all accrued interest payable in conjunction with the final principal payment on May 18, 2010. The Senior Notes may be prepaid at any time without penalty.

In connection with the Adorn Acquisition, the Company entered into an eight-bank syndication agreement led by JPMorgan Securities Inc. and JPMorgan Chase Bank, N.A. for a $110 million senior secured credit facility with revolving credit availability of $35 million and a term loan of $75 million. The senior secured credit facility expires on May 18, 2012 and bears interest at either Prime or the Eurodollar rate plus the Company’s credit spread, which is based on cash flow leverage. Interest payments are due monthly with quarterly principal payments that began in September 2007. To reduce vulnerability to variable interest rates, the senior secured credit facility includes an interest rate swap agreement with interest fixed at a rate of 4.78% for approximately $12.9 million of term-debt outstanding at May 18, 2007. In July 2007, the Company entered into a second interest rate swap agreement on approximately $10.0 million of term-debt to fix interest at a rate of 5.60%. The unused portion of the revolving credit facility is subject to a commitment fee of between 0.25% and 0.50% annually. The senior secured credit facility was amended effective March 20, 2008 and the amount outstanding as of May 27, 2008 is $54.6 million. The Company intends to use approximately $5.2 million in proceeds from the rights offering to reduce borrowings under the senior secured credit facility. The term-debt and revolving credit loans may be prepaid at any time without penalty.

The following table describes the expected use of proceeds from the rights offering, assuming a closing date for the rights offering of June 27, 2008:

(Dollars in thousands)
Proceeds from the rights offering	$12,950
Repayment of Senior Notes	(7,070)
Payment of accrued interest on Senior Notes	(359)
Repayment of borrowings under credit facility	(5,200)
Payment of estimated transaction fees and expenses	(301)
Balance to cash	(20)

$0

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of March 30, 2008, on an actual basis and as adjusted to give effect to (i) the sale of approximately 1,850,000 shares in the rights offering and pursuant to the Standby Purchase Agreement at a price of $7.00 per share, and (ii) the application of the net proceeds therefrom as described under “Use of Proceeds,” assuming a closing date of March 30, 2008.

	At March 30, 2008

	Historical	Pro Forma

	(Dollars in thousands)

Cash and cash equivalents (1)	$66	$278

Debt (including current portion):
Senior secured credit facility	$58,928	$53,728
Senior subordinated notes	7,070	-
Industrial revenue bonds	6,288	6,288

Total senior debt (including current portion)	72,286	60,016
Shareholders’ equity:
Common stock, no par value, authorized 20,000,000 shares; 7,144,118 shares outstanding; 8,994,118 shares outstanding as adjusted.	40,704	53,353
Preferred stock, Series A, no par value, authorized 1,000,000 shares, 1,000,000 shares as adjusted, no shares outstanding	-	-
Additional paid-in capital	148	148
Accumulated other comprehensive income (loss)	(1,106)	(1,106)
Retained earnings	37,953	37,953

Total shareholders’ equity	77,699	90,348

Total capitalization	$149,985	$150,364

_________________

(1)

The pro forma column reflects an increase of $212,000 in cash after the application of proceeds at March 30, 2008, compared to an increase of $20,000 in cash as described under “Use of Proceeds” section, due to the difference between payment of accrued interest on the Senior Notes of $167,000 at the closing date of March 30, 2008 assumed under “Capitalization,” and payment of accrued interest on the Senior Notes of $359,000 at the estimated closing date of June 27, 2008 assumed under “Use of Proceeds.”

THE RIGHTS OFFERING

Our board of directors and our shareholders have approved the issuance of equity capital through the rights offering to all of our shareholders. Through this prospectus, we are offering common stock that rights holders may purchase upon exercising their subscription rights.

Background of the Rights Offering

We are undertaking the rights offering to raise additional capital to prepay the balance of the interim debt financing that was provided by Tontine Capital to fund, in part, the Adorn Acquisition and to provide our shareholders the opportunity to make an additional investment in us.

The Subscription Rights

We are distributing, at no cost, to shareholders of record of our common stock as of the close of business, New York City time, on May 27, 2008, one subscription right for every share of our common stock that they hold on the record date. Each right entitles its holder to purchase 0.2580693 of a share of our common stock at a subscription price of $7.00 per share. We will not issue fractional shares. If the number of subscription rights you receive would otherwise permit you to purchase a fraction of a share, the number of shares you may purchase will be rounded down to the nearest whole share.

Your subscription rights entitle you to purchase 0.2580693 of a share of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price of $7.00 per share. You are not required to exercise all of your subscription rights. We will deliver to the record holders who purchase shares in the rights offering, certificates representing the shares purchased as soon as practicable after the rights offering has expired.

Effects on Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of May 28, 2008, information concerning the only parties known to us as having beneficial ownership of more than 5 percent of our outstanding common stock and information with respect to the stock ownership of all of our directors and executive officers individually and as a group. The table also sets forth the percentage ownership for the same persons after the rights offering, assuming all shareholders exercise their subscription rights. The percentage ownership is calculated based on 7,168,618 shares of common stock outstanding on May 28, 2008, and a total of 9,018,618 shares of common stock outstanding after the rights offering. The address of each director and executive officer listed below is 107 West Franklin Street, P.O. Box 638, Elkhart, Indiana, 46515-0638.

Name and Address of Beneficial Owner	Number of Shares of Common stock Beneficially Owned Before the Rights Offering	Percent of Common Stock Beneficially Owned Before the Rights Offering	Maximum Number of Shares of Common Stock Offered	Number of Shares of Common Stock Beneficially Owned After the Rights Offering (1)	Percent of Common Stock Beneficially Owned After the Rights Offering (2)

Five Percent Shareholders:
Jeffrey L. Gendell c/o Tontine Capital Management, L.L.C. 55 Railroad Avenue, 1st Floor, Greenwich, CT 06830	3,468,089 (3)	48.4%	895,007	4,363,096	48.4%
Clearbridge Advisors, LLC 399 Park Avenue New York, NY 10022	430,245 (4)	6.0%	111,033	541,278	6.0%

Name and Address of Beneficial Owner	Number of Shares of Common stock Beneficially Owned Before the Rights Offering	Percent of Common Stock Beneficially Owned Before the Rights Offering	Maximum Number of Shares of Common Stock Offered	Number of Shares of Common Stock Beneficially Owned After the Rights Offering (1)	Percent of Common Stock Beneficially Owned After the Rights Offering (2)

Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401	404,590 (5)	5.6%	104,412	509,002	5.6%
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WI 53202	370,025 (6)	5.2%	95,492	465,517	5.2%

Directors:
Robert C. Timmins	67,300	*	17,368	84,668	*
John H. McDermott	42,000	*	10,838	52,838	*
Keith V. Kankel	32,686	*	8,435	41,121	*
Larry D. Renbarger	32,500	*	8,387	40,887	*
Terrence D. Brennan	25,000	*	6,451	31,451	*
Walter E. Wells	25,000	*	6,451	31,451	*
Harold E. Wyland	17,500	*	4,516	22,016	*

Named Executive Officers:
Todd M. Cleveland	29,880	*	7,711	37,591	*
Paul E. Hassler	76,238 (7)	*	10,190	86,428	*
Gregory G. Lee	12,387 (8)	*	2,293	14,680	*
Andy L. Nemeth	45,066 (9)	*	6,017	51,083	*

Directors and Executive Officers as a group (11 persons)	405,557	5.7%	88,657	494,214	5.5%

______________________

* Less than 1%.

(1)	Percentage assumes all shareholders subscribe in full to their pro rata portion of the shares offered in the rights offering.
(2)

If shareholders subscribe fully to the rights offering, their percentage interest remains constant. If no holder other than Tontine Capital were to subscribe for their portion of the shares offered in the rights offering  and Tontine purchases all unsubscribed shares, pursuant to its obligations as set forth in the Standby Purchase Agreement, Tontine Capital’s ownership would be approximately 59% of the outstanding shares of the Company.

(3)

Information based on the Schedule 13D/A filed jointly by Tontine Capital Management, L.L.C. (“TCM”), Tontine Capital Partners, L.P. (“TCP”), Tontine Capital Overseas Master Fund, L.P. (“TCO”), Tontine Capital Overseas GP, L.L.C. (“TCO GP”) and Jeffrey L. Gendell with the SEC on April 16, 2008. Includes 2,774,469 shares owned directly by TCP and 693,620 shares owned directly by TCO. Mr. Gendell is the managing member of TCM, the general partner of TCP. Mr. Gendell is also the managing member of TCO GP, the general partner of TCO.

(4)	Information based on Form 13F filed by Clearbridge Advisors, LLC with the SEC on May 15, 2008, reflecting stock held as of March 31, 2008.
(5)	Information based on Form 13F filed by Dimensional Fund Advisors, Inc. with the SEC on May 5, 2008, reflecting stock held as of March 31, 2008.
(6)	Information based on Form 13F filed by Heartland Advisors, Inc. with the SEC on May 15, 2008, reflecting stock held as of March 31, 2008.
(7)	Includes 36,750 options which are exercisable within 60 days of the record date.
(8)	Includes 3,500 options which are exercisable within 60 days of the record date.
(9)	Includes 21,750 options which are exercisable within 60 days of the record date.

Record Date

The record date for the rights offering, which is the date used to determine the shareholders entitled to receive rights, is May 27, 2008.

Subscription Price

The subscription price is $7.00 per share.

Expiration of the Rights Offering and Extensions, Amendments and Termination

The rights expire, if not previously exercised, at 5:00 p.m., New York City time, on June 20, 2008, unless the subscription period is extended by us. If you choose not to fully exercise your rights, your relative ownership will be diluted. Rights holders who do not exercise their rights prior to the expiration of the rights offering will lose any value represented by their rights. We currently do not intend to extend the subscription period; however, we may extend the expiration date by giving oral or written notice to the subscription agent and information agent prior to the scheduled expiration of the rights offering. We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering. If we amend the terms of the rights offering in a manner that we, in our sole discretion, deem material, we will issue a press release and mail notice to all shareholders, extend the expiration date by at least 10 days and give you the right to cancel your subscription. If we elect to extend the subscription period, we will issue a press release announcing the extension no later than 11:00 a.m., New York City time, on the business day prior to the most recently announced expiration date.

If you do not exercise your rights prior to the expiration of the rights offering, your rights will expire and will be null and void. We will not be required to satisfy your attempt to exercise rights if the subscription agent receives your rights certificate and payment of the subscription price relating to your subscription after your rights expire, regardless of when you transmitted the documents, except when you have timely transmitted the documents under the guaranteed delivery procedures described on page 29.

In addition, while we have no present intention of terminating the rights offering, we have reserved the right to terminate the rights offering for any reason prior to the expiration of the period for exercising your rights. If the rights offering is terminated, we will issue a press release notifying shareholders of the termination and the subscription agent will return as soon as practicable all subscription payments, without interest.

Standby Purchaser

Tontine Capital, which is collectively our largest shareholder, has agreed to purchase all of the shares not subscribed for by other shareholders in the rights offering for $7.00 per share, which is equal to the rights offering subscription price.

Standby Purchase Agreement

In the Standby Purchase Agreement, Tontine Capital has agreed that, upon the expiration of the rights offering, it will purchase in a private placement (i) its pro rata portion of the shares offered in the rights offering, and (ii) any and all of the shares not subscribed for by other shareholders in the rights offering at $7.00 per share, which is equal to the rights offering subscription price. Because Tontine Capital has committed to buy any unsubscribed shares, if this rights offering is completed, we are assured that our rights offering will generate $12,950,000 in gross proceeds.

The following represent what we believe to be all of the material conditions to Tontine Capital’s obligations under the Standby Purchase Agreement:

•

customary closing conditions, including (i) that our representations and warranties in the Standby Purchase Agreement are true and correct in all material respects as of the date of signing the Standby Purchase Agreement and as of the closing date; (ii) subsequent to the execution and delivery of the Standby Purchase Agreement and prior to the closing date, there shall not have been any material adverse effect on our financial condition, earnings, financial position, operations, assets, results of operation, business or prospects, or any event or circumstance that is reasonably likely to result in a material adverse effect on our financial condition, earnings, financial position, operations, assets, results of operation, business or prospects and no event shall have occurred or circumstance shall exist which would reasonably likely result in a material adverse effect (“Material Adverse Effect”); (iii) that no market adverse effect (including (A)

the suspension by the SEC or Nasdaq of trading in our common stock, the suspension or limitation of trading in securities generally on Nasdaq, the New York Stock Exchange or the American Stock Exchange or the establishment of minimum prices on any of these markets, (B) the declaration of a banking moratorium by the U.S. federal or New York State authorities, or (C) any material new outbreak or material escalation of hostilities or any declaration by the United States of a national emergency or war or other calamity or crisis which has a material adverse effect on the U.S. financial markets) has occurred and is continuing (“Market Adverse Effect”);

•

as of the closing date, we shall not have amended our By-laws to opt back in to the provisions of the Indiana Business Corporation Law (the “IBCL”) pertaining to the acquisition of a controlling interest. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of disinterested shareholders of the issuing corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person;

•

our board shall have adopted resolutions approving and exempting the transactions contemplated in the Standby Purchase Agreement from the restrictions in Section 18 and Section 19 of Chapter 43 of the IBCL which, in general, prohibit an Indiana corporation from engaging in a “business combination” (defined as a variety of transactions) with an “interested shareholder” (defined generally as a person that is the beneficial owner of 10% or more of a corporation’s outstanding voting stock) for a period of five years following the date that such person became an interested shareholder;

•

we shall have amended our Rights Agreement between the Company and National City Bank to permit the acquisition of any shares of our common stock acquired by Tontine Capital pursuant to the rights offering and the Standby Purchase Agreement, and such amendment shall continue to be in full force and effect as of the closing date;

•	there shall be no judgment or other legal restraint that prohibits or renders unachievable the completion of the rights offering or the transactions contemplated by the Standby Purchase Agreement;
•

the SEC shall have declared the registration statement for the rights offering effective, we shall have complied with any request of the SEC to include additional information in the registration statement, no stop order suspending the effectiveness of the registration statement shall have been issued, and the SEC shall not have initiated a proceeding seeking such an order;

•	we shall have obtained the approval by our shareholders of the rights offering, the Standby Purchase Agreement and the transactions contemplated thereunder; and
•	the shares of common stock to be issued shall have been authorized for listing on the Nasdaq Global Market.

Our obligation to fulfill the terms and obligations of the Standby Purchase Agreement are subject to the representations and warranties made by Tontine Capital being true and correct in all material respects as of the date of the signing of the agreement and at and as of the closing date.

The Standby Purchase Agreement contains covenants that are customary for a transaction of this type. We have agreed, except as otherwise contemplated by the Standby Purchase Agreement, to (i) file a registration statement for the rights offering, and to use our reasonable best efforts to have the SEC declare the rights offering registration statement effective; (ii) seek shareholder approval of the rights offering, the Standby Purchase Agreement and the transactions contemplated thereunder; (iii) operate our business in the ordinary course, consistent with past practice; (iv) not issue any shares of our capital stock, or options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, securities convertible into or exchangeable for our capital stock, or other agreements or rights to purchase or otherwise acquire our capital, except for (A) shares of common stock issuable upon exercise of outstanding stock options, and (B) an additional 30,108 shares of common stock in connection with a stock bonus program established for the benefit of certain of our employees in connection with integration activities relating to the Adorn Acquisition; and (C) restricted stock awards to non-employee members of the Company’s board as part of their annual director compensation representing a maximum of 24,500 shares of our common stock in the aggregate; (v) not authorize any stock split, stock dividend, stock combination, or other similar transaction affecting the number of issued and outstanding shares of our common stock; (vi) not declare or pay any dividends or repurchase any shares of our common stock; and (vii) not incur any indebtedness or guarantees thereof, other than borrowings in the ordinary course of business and consistent with past practice. We have also agreed to promptly reimburse Tontine Capital for all of its reasonable out-of-pocket costs and expenses and reasonable attorneys’ fees incurred in connection with the Standby Purchase Agreement, the drafting and negotiation of documentation in connection with the transactions contemplated thereunder, and all other activities relating to the transactions contemplated thereunder upon our receipt of all reasonably requested documentation to support the incurrence of such expenses.

Tontine Capital may terminate its rights and obligations under the Standby Purchase Agreement at any time prior to closing if there is a Material Adverse Effect or Market Adverse Effect that is not cured within 15 days after the occurrence thereof. If either we or Tontine Capital materially breach the Standby Purchase Agreement, the non-breaching party may terminate its rights and obligations under the Standby Purchase Agreement if the breaching party does not cure the breach within 15 days after receiving written notice. In addition, either party may terminate its rights and obligations under the Standby Purchase Agreement, if the closing of the rights offering has not occurred on or prior to July 31, 2008 for any reason other than a material breach by the terminating party or a failure to meet a closing condition as defined in the Standby Purchase Agreement.

Amended and Restated Registration Rights Agreement

We previously entered into the Amended and Restated Registration Rights Agreement, dated as of May 18, 2007 (the “Amended and Restated Registration Rights Agreement”), with Tontine Capital in which we agreed under certain circumstances to register the resale of shares of common stock held by Tontine Capital. The common stock purchased by Tontine Capital both in the rights offering and pursuant to the Standby Purchase Agreement will be eligible to be registered for resale under the Amended and Restated Registration Rights Agreement. Should Tontine Capital choose to resell the shares it purchases pursuant to the rights offering or the Standby Purchase Agreement, we will bear the costs of registering the common stock to be resold. Pursuant to the Amended and Restated Registration Rights Agreement, we filed with the SEC on August 14, 2007 a Form S-3 resale registration statement to register for resale the 2,293,089 shares of our common stock then held by Tontine Capital and the registration statement was declared effective on December 28, 2007. We intend to amend this resale registration statement to register the additional shares purchased by Tontine Capital in the March 2008 private placement, in this rights offering and pursuant to the Standby Purchase Agreement.

Method of Subscription – Exercise of Rights

You may exercise your subscription rights by delivering the following to the subscription agent, before 5:00 p.m., New York City time, on June 20, 2008, the expiration date of the rights offering:

•  Your properly completed and executed rights certificate with any required signature guarantees or other supplemental documentation. You must deliver your original rights certificate to National City Bank, which is acting as the subscription agent for the rights offering. The subscription agent will not accept a facsimile transmission of your completed rights certificate.

•  Your full payment of the subscription price, having cleared the bank, for each share subscribed for under your subscription rights.

•  If you send your rights certificate by mail, we recommend that you send it by registered mail, properly insured, with return receipt requested. If you cannot deliver your rights certificate and/or full payment to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering – Guaranteed Delivery Procedures” on page 29.

If you hold shares of our common stock through a broker, bank or other nominee, you will need to have your broker, bank or other nominee act for you if you wish to exercise your rights. See “Beneficial Owners” on page 28 for more information.

We will not charge a brokerage commission or a fee to rights holders for exercising their rights. If you exercise your rights through a broker, bank or other nominee, however, you will be responsible for any fees charged by your broker, bank or other nominee.

Method of Payment of Subscription Price

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you are purchasing pursuant to the exercise of rights by:

•       uncertified check, bank draft or certified check drawn on personal or business accounts upon a U.S. bank payable to “National City Bank;”

•    cashier’s check drawn upon a U.S. bank or express money order payable to “National City Bank;”     or

•    wire transfer of funds to the account maintained by the subscription agent for the purpose of the rights offering at:

National City Bank/Cleve

ABA No. 041000124

Beneficiary Name: Trust Department

Beneficiary Account No. 2171150005490

For further credit to:

Patrick Industries, Inc.

DDA No. 534902308

Receipt of Payment

Your payment will be considered received by the subscription agent only upon:

•  clearance of any uncertified check deposited by the subscription agent;

•  receipt by the subscription agent of any certified check, cashier’s check or bank draft drawn upon a U.S. bank, any express money order or any wire transfer; or

•  receipt of collected funds in the subscription agent’s account.

We will retain any interest earned on the payments held by the subscription agent before your shares have been issued to you or if your payment is refunded to you, in whole or in part, because your exercise has not been satisfied for any reason.

Delivery of Rights Certificate and Payment

You should deliver your rights certificate, payment of the subscription price (unless you decide to wire your payment) and any notices of guaranteed delivery to National City Bank, which is acting as our subscription agent, by first-class mail to:

National City Bank

c/o The Colbent Corp.

P.O. Box 859208

Braintree, MA 02185-9208

or by hand, express mail, or overnight courier to:

National City Bank

c/o The Colbent Corp.

161 Bay State Drive

Braintree, MA 02184

Your delivery to an address other than the addresses set forth above will not constitute valid delivery.

Payment of the subscription price by wire transfer may be made as provided above under “The Rights Offering - Method of Payment of Subscription Price” on page 26.

If you have questions about whether your completed rights certificate or payment has been received, you may call National City Shareholder Communications at 1-800-622-6757 or send an email to shareholder.inquiries@nationalcity.com.

Clearance of Uncertified Checks

If you are paying by uncertified personal check, please note that uncertified checks may take at least seven to ten business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration date. We urge you to consider using a certified or other cashier’s check, money order or wire transfer of funds to avoid missing the opportunity to exercise your subscription rights.

Calculation of Rights Exercised

If you send a payment that is insufficient to purchase the number of shares you subscribed for, or if the number of shares you wish to subscribe for is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of payment received, subject to the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your subscription rights (to the extent specified by you), the excess will be refunded to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

Your Funds Will Be Held by the Subscription Agent Until Shares of Common Stock Are Issued

The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from other rights holders until we issue your shares to you upon consummation of the rights offering.

Exercise of Rights is Irrevocable and May Not Be Cancelled

Unless we give you a right of cancellation as a result of a material (as determined by us in our sole discretion) change to the terms of the rights offering, all exercises of rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your rights. You should not exercise your rights, unless you are certain that you wish to purchase additional shares of our common stock at a price of $7.00 per share.

 Signature Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, if you are exercising your rights, unless:

•  your rights certificate provides that shares are to be delivered to you as record holder of those rights; or

•  you are an eligible institution.

In addition, if we give you the right to cancel a previously submitted subscription following an amendment to the terms of the rights offering in a manner that we, in our sole discretion, deem material, your signature on your rights certificate must be guaranteed by an eligible institution.

An “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following:

•  the Securities Transfer Agents Medallion Program;

•  the New York Stock Exchange, Inc. Medallion Signature Program; or

•  the Stock Exchanges Medallion Program.

Notice to Nominees

If you are a broker, bank or other holder who holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee and whose address is in the U.S. of the rights offering as soon as possible to learn their intentions with respect to exercising their rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you. If the beneficial owner so instructs, you should complete the appropriate rights certificate and submit it to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent as directed in your rights offering materials.

Beneficial Owners

If you hold shares of our common stock through a broker, bank or other nominee, you will need to have your broker, bank or other nominee act for you if you wish to exercise your rights. We will ask your broker, bank or other nominee to notify you of the rights offering and to send to you an election form for exercising your rights. You should receive this form from your record holder with the other rights offering materials. If you wish to exercise your rights, you should complete and return this form to your broker, bank or other nominee.

Instructions for Completing Your Rights Certificate

You should read and follow the instructions accompanying the rights certificate carefully.

You are responsible for the method of delivery of your rights certificate with your subscription price payment to the subscription agent. We recommend that you send your rights certificate by overnight courier, or if you send your rights certificate by mail, we recommend that you send it by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery of your rights certificate to the subscription agent prior to the expiration of the rights offering. Since uncertified personal checks may take at least seven to ten business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier’s check, money order or wire transfer of funds.

Determinations Regarding the Exercise of Your Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of your rights and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within the time period as we may determine. We may reject the exercise of any of your rights because of any defect or irregularity in the exercise, and we may accept your exercise only to the extent of the payment received, if you or your broker, bank or other nominee sends an incorrect payment amount. We will not receive or accept any exercise or cancellation of exercise of rights until all irregularities have been waived by us or cured by you by the time that we decide, in our sole discretion.

Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with the submission of your rights certificate, and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise, if it is not in accordance with the terms of the rights offering or in proper form. We and the subscription agent will also not accept your exercise of rights if we or the subscription agent believe, in our sole discretion, that our issuance of shares of our common stock to you could be deemed unlawful under applicable law or is materially burdensome to us.

Guaranteed Delivery Procedures

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights and/or full payment to the subscription agent prior to the expiration of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

•    deliver to the subscription agent by 5:00 p.m., New York City time, on the expiration date of the rights offering, the properly completed form entitled “Notice of Guaranteed Delivery;”

•    deliver the properly completed rights certificate evidencing your rights being exercised, with any required signature guarantees, to the subscription agent by 5:00 p.m., New York City time, on the third business day after the expiration date; and

•              deliver to the subscription agent by 5:00 p.m., New York City time, on the third business day after the expiration date, the subscription price payment for each share you elected to purchase and subscribed for pursuant to the exercise of rights in the manner set forth above under “The Rights Offering - Method of Payment of Subscription Price” on page 26.

Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution, acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

•  your name;

•  the number of rights represented by your rights certificate and the number of shares of our common stock you are purchasing pursuant to your subscription rights; and

•  your guarantee that you will deliver to the subscription agent a rights certificate evidencing the rights you are exercising and the subscription price payment for each share you elected to purchase and subscribed for by 5:00 p.m., New York City time, on the third business day after the expiration date.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “The Rights Offering - Delivery of Rights Certificate and Payment” on page 26. You may alternatively transmit your Notice of Guaranteed Delivery to The Colbent Corp. by facsimile transmission at (781) 930-4942. To confirm facsimile deliveries, you may call (781) 930-4900.

Issuance of Common Stock

If you properly exercise your rights, you will be deemed to own the shares immediately after the expiration of the rights offering. We will issue share certificates as soon as practicable thereafter. We have the discretion to delay distribution of any shares you may elect to purchase by exercise of rights if necessary to comply with securities laws. No interest will be paid to you on the funds you deposit with the subscription agent.

Subscription Agent

We have appointed National City Bank to act as subscription agent for the rights offering. We will pay all customary fees and expenses of the subscription agent related to the rights offering.

Restricted Transferability of Subscription Rights

The subscription rights may be exercised only by the persons to whom they are granted, and you may not sell, give away or otherwise transfer your rights.

Commissions, Fees and Other Expenses

All commissions, fees and other expenses, including brokerage commissions and transfer taxes, if any, incurred in connection with the exercise of rights will be the responsibility of the rights holder, and none of these commissions, fees or expenses will be paid by us or the subscription agent.

No Board Recommendation

Our board of directors has not made any recommendation as to whether you should exercise your rights. You should make those decisions based upon your own assessment of your best interests. However, if you do not exercise your rights in full, your percentage ownership interest in our company will be diluted.

Shares of Common Stock Outstanding after the Rights Offering

On May 28, 2008, there were 7,168,618 shares of common stock issued and outstanding. Based upon the 1,850,000 shares to be issued pursuant to the rights offering, we would have 9,018,618 shares of common stock outstanding after the closing of the rights offering.

U.S. Federal Income Tax Considerations

Based upon discussions with our financial and tax advisors, we believe that our distribution or any shareholder’s exercise of the subscription rights to purchase shares of our common stock should not be taxable to our shareholders. For a discussion of the tax consequences to shareholders, see “U.S. Federal Income Tax Considerations” on page 34.

DESCRIPTION OF CAPITAL STOCK

In this section, we describe the material features and rights of our capital stock. This summary is qualified in its entirety by reference to applicable Indiana law, our Articles of Incorporation and our By-laws. See “Where You Can Find Additional Information.”

General

We are currently authorized to issue 20,000,000 shares of common stock, without par value, and 1,000,000 shares of preferred stock, without par value. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. On May 28, 2008, there were 7,168,618 shares of our common stock outstanding. There are no shares of preferred stock outstanding.

Common Stock

Issuance of Common Stock. Shares of common stock may be issued from time to time as our board shall determine and on such terms and for such consideration as shall be fixed by the board. The authorized number of shares of common stock may, without a class or series vote, be increased or decreased from time to time by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

Dividends and Rights Upon Liquidation. After the requirements with respect to preferential dividends on preferred stock, if any, are met, the holders of our outstanding common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the board may from time to time determine. Our common stock is not convertible or exchangeable into other securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive the assets that are legally available for distribution on a pro rata basis, after payment of all of our debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The Company does not currently pay a dividend on its common stock.

Voting Rights. The holders of the common stock are entitled to vote at all meetings of the shareholders and are entitled to cast one vote for each share of common stock held by them respectively and standing in their respective names on the books of the corporation.

Preemptive Rights. Holders of our common stock do not have preemptive rights with respect to any shares that may be issued. Shares of our common stock are not subject to redemption.

Shareholder Rights Agreement

On March 21, 2006, our board adopted the Rights Agreement. On the effective date of the Rights Agreement, March 21, 2006, our board declared a dividend of one right for each share of our common stock. The dividend was payable to all shareholders of record at the close of business on March 31, 2006 and with respect to all shares that become outstanding after the record date, except as subject to adjustments as provided in the Rights Agreement. Subject to exceptions, each right entitles the registered holder to purchase from us one one-hundredth of a share of our preferred stock, at an exercise price of $30.

The share purchase rights are not exercisable until the earlier to occur of (i) 10 days following the date of public disclosure that a person or group, together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the voting power of the aggregate of all shares of our voting stock, and (ii) 10 days following commencement or disclosure of an intention to commence a tender offer or exchange offer by a person and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 20% or more of the total voting power of all shares of our voting stock, subject to exceptions. On March 12, 2008, in connection with the issuance of common stock to Tontine Capital in a private placement to prepay the Senior Notes, we amended these provisions such that they are not triggered by Jeffrey L. Gendell, Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Capital Overseas Master Fund, L.P. and Tontine Capital Overseas GP, L.L.C. or any of their affiliates or associates, acting individually, with another person, or any group power of our outstanding voting stock. Tontine Capital Management, L.L.C. is the general partner of Tontine Capital

Partners, L.P. and Tontine Capital Overseas GP, L.L.C. is the general partner of Tontine Capital Overseas Master Fund, L.P. Mr. Gendell is the Managing Member of Tontine Capital Management, L.L.C. and Tontine Capital Overseas GP, L.L.C.

If we are (i) acquired in a merger or other business combination transaction and we are not the surviving corporation, (ii) any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of our assets or earning power are sold or transferred, then each holder of a right (except rights which previously have been voided as described in the Rights Agreement) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent company having a value equal to two times the exercise price of the right.

Until a right is exercised, the holder has no rights as a shareholder of the Company, including the right to vote or to receive dividends or distributions. We may, without the approval of any holder of the rights, but only if at that time the board consists of a majority of disinterested directors, supplement or amend any provision of the Rights Agreement, except as defined in the Rights Agreement.

Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock, if it is greater. In the event of liquidation, the holders of the preferred stock will be entitled to a minimum preferential liquidation payment of $100.00 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock, if it is greater. In the event of any merger or other business combination in which common stock is exchanged, each share of preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of the one one-hundredth of a share of preferred stock purchasable upon exercise of each right is intended to approximate the value of one share of common stock.

The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board, except pursuant to an offer conditioned upon a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board prior to the time a person or group has acquired beneficial ownership of 20% or more of the common stock, because until such time, the rights may be redeemed by us at $0.01 per right and the Rights Agreement may be amended.

For a more complete description, you should read the Rights Agreement, as amended, which is incorporated by reference in the “Exhibits” section.

Relevant Provisions of the Indiana Business Corporation Law

The IBCL limits some transactions between an Indiana company and any person who acquires 10% or more of the company’s common stock (an “interested shareholder”). During the five-year period after the acquisition of 10% or more of a company’s common stock, an interested shareholder cannot enter into a business combination with the company unless, before the interested shareholder acquired the common stock, the board of directors of the company approved the acquisition of common stock or approved the business combination. After the five-year period, an interested shareholder can enter into only the following three types of business combinations with the company: (i) a business combination approved by the board of directors of the company before the interested shareholder acquired the common stock; (ii) a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and (iii) a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per common share paid by the interested shareholder.

In addition, under Indiana law, a person who acquires shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of an Indiana corporation is subject to the “Control Share Acquisitions Statute” of the IBCL and may lose the right to vote the shares which take the acquiror over these respective levels of ownership. Before an acquiror may vote the shares that take the acquiror over these ownership thresholds, the acquiror must obtain the approval of a majority of the shares of each class or series of shares entitled to vote separately on the proposal, excluding shares held by officers of the corporation, by employees of the corporation who are directors of the corporation and by the acquiror. An Indiana corporation subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or by-laws. We have adopted a provision in our By-laws which states that the Control Share Acquisitions Statute shall not apply to the issued and outstanding shares of our common stock. We opted out of the Control Share Acquisitions Statute when we sold Tontine Capital shares of our common stock in connection with the Adorn Acquisition.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Market Information

Our common stock is listed on Nasdaq under the symbol “PATK.” The high and low sales prices of our common stock as reported on Nasdaq for each quarterly period indicated were as follows:

	High	Low
Year Ended December 31, 2006 First Quarter Second Quarter Third Quarter Fourth Quarter	$12.38 $13.40 $13.00 $13.48	$10.22 $10.91 $9.25 $11.53
Year Ended December 31, 2007 First Quarter Second Quarter Third Quarter Fourth Quarter	$12.50 $16.48 $18.30 $13.53	$9.00 $10.57 $11.32 $9.03
Year Ending December 31, 2008 First Quarter Second Quarter (through May 28, 2008)	$9.83 $7.82	$6.77 $6.25

As of May 28, 2008, there were approximately 400 holders of record of our common stock. On May 28, 2008, the last reported sales price of our common stock was $7.44 per share.

Dividends

We paid a first time quarterly dividend of $.04 per common share in the third quarter of 1995 and continued it through the first quarter of 2003. Our board of directors suspended the quarterly dividend in the second quarter of 2003 due to industry conditions and has not paid a dividend since that time. Any future determination to pay cash dividends will be made by the board in light of our earnings, financial position, capital requirements, and such other factors as the board deems relevant.

PLAN OF DISTRIBUTION

We are distributing rights certificates and copies of this prospectus to those persons who were holders of our common stock on May 27, 2008, the record date for the rights offering, promptly following the effective date of the registration statement of which this prospectus is a part. We are offering the rights and the shares of common stock underlying the rights directly to you. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of subscription rights in this offering and no commissions, fees or discounts will be paid in connection with this offering. Those directors and officers of the Company who may assist in the rights offering will not register with the SEC as brokers in reliance on certain safe harbor provisions contained in Rule 3a4-1 under the Securities Exchange Act of 1934. National City Bank is acting as our subscription agent to effect the exercise of the rights and the issuance of the underlying common stock. Therefore, while certain of our directors and officers may solicit responses from you, those directors and officers will not receive any commissions or compensation for those services.

We are distributing and deliver this prospectus by hand or by mail only, and not by electronic delivery. Also, we intend to use printed prospectuses only, and not any other forms of prospectus.

We are distributing at no cost to the holders of record of our common stock at the close of business on May 27, 2008, one non-transferable subscription right for each common share they own. One subscription right will entitle the holder to purchase 0.2580693 of a share of our common stock at a subscription price of $7.00 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. We will not issue fractional shares. If the number of subscription rights you receive would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase is being rounded down to the nearest whole share.

We do not expect all of our shareholders to exercise all of their subscription rights. Tontine Capital, collectively our largest shareholder, has agreed to purchase all of the shares not subscribed for by other shareholders in the rights offering at a price per share equal to the rights offering subscription price of $7.00.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax considerations to U.S. Holders of our common stock (as defined below) of the receipt or exercise of rights in the rights offering. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual investment circumstances or to certain types of U.S. Holders that are subject to special tax rules, including banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that hold rights or our common stock as part of a “straddle,” a “hedge” or a “conversion transaction,” persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income, state, local or foreign tax considerations to U.S. Holders, nor does it address any tax considerations to persons other than U.S. Holders. This summary assumes that U.S. Holders have held our common stock exclusively as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock that is (1) a citizen or an individual resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United States or any political subdivision of the United States; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership should consult their tax advisors concerning the tax treatment of the receipt of rights in the rights offering and the ownership, exercise and disposition of the rights.

EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT OR EXERCISE OF RIGHTS IN THE RIGHTS OFFERING.

Receipt, Exercise and Expiration of the Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Rights.

You should not recognize taxable income for United States federal income tax purposes in connection with the receipt of rights in the rights offering. If you allow rights received in the rights offering to expire, you should not recognize any gain or loss upon the expiration of the rights. You also should not recognize any gain or loss upon the exercise of rights received in the rights offering, and the tax basis of the shares of common stock acquired through exercise of the rights should equal the sum of the subscription price for the shares and your tax basis, if any, in the rights. Your tax basis in the rights will generally be zero, unless either (i) the fair market value of the rights on the date such rights are distributed is equal to at least 15 percent of the fair market value on such date of the common stock with respect to which they are received or (ii) you elect, in your United States federal income tax return for the taxable year in which the rights are received, to allocate part of the tax basis of such common stock to the rights. In either such case, a portion of your basis in the common stock with respect to which the rights are received will be allocated to such rights in proportion to the respective fair market values of the common stock and the rights on the date the rights are distributed. If you have tax basis in the rights and you allow the rights to expire, the tax basis of the common stock owned by you with respect to which such rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the rights in the rights offering. The holding period for the shares of common stock acquired through exercise of the rights will begin on the date the rights are exercised.

If you exercise the rights received in the rights offering after disposing of the shares of common stock with respect to which the rights are received, then certain aspects of the tax treatment of the exercise of the rights are unclear, including (i) the allocation of tax basis between the common stock previously sold and the rights, (ii) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common stock previously sold, and (iii) the impact of such allocation on the tax basis of the common stock acquired through exercise of the rights. If you exercise the rights received in the rights offering after disposing of the shares of common stock with respect to which the rights are received, you should consult your tax advisor.

Sale of Shares of Common Stock and Receipt of Distributions on Shares of Common Stock.

You generally should recognize capital gain or loss upon the sale of common stock acquired through the exercise of rights in an amount equal to the difference between the amount realized and your tax basis in the common stock. The capital gain or loss should be long-term if your holding period in the shares is more than one year. Generally, long-term capital gains recognized by individuals are currently taxable at a maximum rate of 15 percent, and long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. If you have held your shares of common stock for one year or less, your capital gain or loss will be short-term. Short-term capital gains generally are taxed at the rates applicable to ordinary income. Your ability to use any capital loss is subject to certain limitations.

Distributions, if any, on shares of common stock acquired through the exercise of rights generally will be taxable to you as a dividend to the extent that the cash and fair market value of property is allocable to our current and accumulated earnings and profits. Dividends received by corporate holders are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. Dividends received by noncorporate holders of stock in taxable years beginning before May 1, 2011 are taxed under current law at the holder’s capital gain tax rate (a maximum rate of 15 percent) provided that the holder meets applicable holding period and other requirements. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis, and any further distributions in excess of your basis in the common stock will be treated as gain from the sale of such common stock.

Information Reporting and Backup Withholding.

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of common stock acquired through the exercise of rights. Backup withholding may apply under certain circumstances if you (i) fail to furnish your social security or other taxpayer identification number (“TIN”), (ii) furnish an incorrect TIN, (iii) fail to report interest or dividends properly, or (iv) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You should consult your tax advisors as to your qualification for exemption from withholding and the procedure for obtaining such exemption.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF RIGHTS IN THE RIGHTS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE RIGHTS.

CERTAIN LEGAL MATTERS

The validity of the common stock being registered hereby will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Patrick Industries, Inc. appearing in Patrick Industries, Inc. Annual Report (Forms 10-K and 10-K/A) for the year ended December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated by reference in this prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The report of McGladrey & Pullen LLP, an independent registered public accounting firm, dated April 2, 2007, relating to the audit of 2006 consolidated financial statements appearing in Patrick Industries, Inc. Annual Report (Forms 10-K and 10-K/A) for the year ended December 31, 2007 has been incorporated by reference in this prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Adorn Holdings, Inc. and its subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Patrick Industries, Inc., dated July 5, 2007, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to a restatement of Adorn’s 2005 and 2004 financial statements), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov. You can find additional information about us, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, on our website at www.patrickind.com. The information on our website is not a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information set forth in the registration statement. For further information you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facility maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on SEC’s website.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information that we and other registrants file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference in this prospectus the following:

•	our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2007 filed with the SEC on March 31, 2008 and April 2, 2008, respectively;
•

the information under the captions “Proposal 2: Election of Directors,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Compensation Committee Interlocks and Insider Participation,” “Corporate Governance,” “Compensation of Executive Officers and Directors,” “Equity Compensation Plan Information,” “Security Ownership of Certain Beneficial Owners and Management,” “Related Party Transactions,” and “Independent Public Accountants” in our Proxy Statement filed with the SEC on April 21, 2008;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2008 filed with the SEC on May 19, 2008;
•

our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on July 5, 2007, December 12, 2007, March 13, 2008, March 26, 2008, April 1, 2008, April 8, 2008, April 29, 2008, May 15, 2008, and May 23, 2008;

•

the description of our common stock and the Preferred Share Purchase Rights contained in our registration statement on Form 8-A filed with the SEC on April 3, 1996 pursuant to Section 12 of the Securities Exchange Act of 1934; and

•	any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities.

You may request a copy of these filings, at no cost, by writing or calling us at Patrick Industries, Inc., P.O. Box 638, Elkhart, Indiana, 46515, telephone: (574) 294-7511, Attn: Chief Financial Officer.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information.

You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

PATRICK INDUSTRIES, INC.

Common Stock

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PROSPECTUS

June 2, 2008

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